EXHIBIT 1
Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

March 20, 2006
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX:      ERF.UN
NYSE:    ERF

ENERPLUS CLOSES EQUITY OFFERING

Enerplus Resources Fund (“Enerplus”) is pleased to announce the closing of the previously announced equity offering. At closing, a total of 4.37 million units were issued at a price of CDN$58.00 per unit for gross proceeds of CDN$253.46 million, which includes the full exercise by the underwriters of their option to purchase an additional 0.57 million units. The syndicate of underwriters was led by CIBC World Markets Inc.

The net proceeds of this offering will initially be used to repay outstanding indebtedness under Enerplus’ credit facilities and will subsequently be used to fund capital and other general corporate expenditures.

The securities being offered by Enerplus have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of trust units in the U.S. and any public offering of securities in the U.S. will be made by means of a prospectus.

Enerplus Resources Fund, established in 1986, is one of North America’s largest conventional oil and natural gas income funds with approximately 121.9 million trust units outstanding, after giving effect to this offering. Trading on both the Toronto Stock Exchange and the New York Stock Exchange, Enerplus offers investors a high yield investment that pays monthly cash distributions and is an eligible investment for all RRSPs, RRIFs, IRAs and RESPs.

For further information please contact Eric Tremblay, Senior Vice President, Capital Markets or Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.